# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Getty Images Holdings, Inc., CIK 0001898496
CUSIP: 374275105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 01/06/2025
Amends the filing with accession number 0000950142-22-002665
Filed by CIK 0001056213
Persons authorized to receive notices and communications: Jan D. Moehl, c/o Getty Investments L.L.C., 5390 Kietzke Lane, Suite 202, Reno, Nevada (NV), 89511, 775-412-4300; Jeremiah J. Sullivan, Esq., c/o Sutton Place Investments, 101 Huntington Avenue, Suite 2100, Boston, Massachusetts (MA), 02199-7669, 617-217-3500

## Reporting persons
- Getty Investments L.L.C. (CIK 0001056213): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 178,026,504; sole dispositive power 0; shared dispositive power 178,026,504; aggregate amount beneficially owned 178,026,504 (43.3% of the class)
- Cheyne Walk Master Fund 2 LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 178,026,504; sole dispositive power 0; shared dispositive power 178,026,504; aggregate amount beneficially owned 178,026,504 (43.3% of the class)
- Cheyne Walk Trust: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 178,026,504; sole dispositive power 0; shared dispositive power 178,026,504; aggregate amount beneficially owned 178,026,504 (43.3% of the class)
- The October 1993 Trust: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,089,413; sole dispositive power 0; shared dispositive power 5,089,413; aggregate amount beneficially owned 5,089,413 (1.2% of the class)
- Mark Getty: type of reporting person: individual (IN); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,794,004; shared voting power 183,580,002; sole dispositive power 7,794,004; shared dispositive power 183,580,002; aggregate amount beneficially owned 191,374,006 (46.6% of the class)
- The Options Settlement: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 464,085; sole dispositive power 0; shared dispositive power 464,085; aggregate amount beneficially owned 464,085 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Getty Images Holdings, Inc.
Address of issuer's principal executive offices: 605 5th Ave S., Suite 400, Seattle, Washington (WA), 98104
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D, filed with the SEC by the Reporting Persons on September 6, 2022 (the "Original Statement"; as amended by this Amendment, this "Statement"), with respect to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Getty Images Holdings, Inc., a Delaware corporation (the "Issuer").

Share calculations are based on 411,074,838 shares of Class A Common Stock, of the Issuer as of November 5, 2024 as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on November 7, 2024, as amended.

The Items below amend the information disclosed under the corresponding Items of the Original Statement as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Statement. Capitalized terms used herein without definition shall have the meaning set forth in the Original Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby amended and supplemented as follows:

As disclosed in the Current Report on Form 8-K filed by the Issuer with the SEC on January 7, 2025, on January 6 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Grammy Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub 2"), Grammy Merger Sub 3, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer ("Merger Sub 3"), Shutterstock, Inc., a Delaware corporation ("Shutterstock"), Grammy HoldCo, Inc., a Delaware corporation and a direct wholly owned subsidiary of Shutterstock ("HoldCo"), and Grammy Merger Sub One, Inc., Delaware corporation and a direct wholly owned subsidiary of HoldCo ("Merger Sub 1"), pursuant to which, subject to the terms and conditions set forth therein, (a) Merger Sub 1 will be merged with and into Shutterstock, with Shutterstock surviving such merger as a wholly owned subsidiary of HoldCo (the "First Merger"), immediately followed by a conversion of Shutterstock into a Delaware limited liability company (the "LLC Conversion"), (b) Merger Sub 2 will be merged with and into Holdco (the "Second Merger"), with HoldCo surviving the Second Merger as a wholly owned subsidiary of the Issuer and (c) immediately after the Second Merger, HoldCo will be merged with and into Merger Sub 3 (the "Third Merger", together with the First Merger, the LLC Conversion and the Second Merger, the "Transactions"), with Merger Sub 3 surviving the Third Merger as a wholly owned subsidiary of the Issuer.

The Issuer's board of directors (the "Board") unanimously approved and declared advisable the Merger Agreement, the Transactions and the other transactions contemplated thereby and resolved to recommend that Issuer's stockholders approve the issuance (the "Getty Images Stock Issuance") of shares of the Class A Common Stock in connection with the Transactions.

Delivery of Written Consent

Following execution of the Merger Agreement, on January 7, 2025, each of the Reporting Persons and Koch Icon Investments, LLC (the "Koch Investor") executed and delivered to the Issuer a written consent, approving the Getty Images Stock Issuance. The Reporting Persons and the Koch Investor collectively own a majority of the outstanding shares of Class A Common Stock. No further approval of the Issuer's stockholders, including under NYSE rules, is required to approve the Getty Images Stock Issuance or the Transactions.

Significant Stockholder Agreement

Concurrently with the execution of the Merger Agreement, on January 6, 2025, the Reporting Persons, the Koch Investor and Jonathan Oringer entered into a Significant Stockholder Agreement (the "Significant Stockholder Agreement"). Pursuant to the Significant Stockholders Agreement, the Reporting Persons, the Koch Investor and Mr. Oringer agreed, among other things, to certain restrictions on transfers of their shares of Class A Common Stock following the closing of the Transactions (the "Closing"), including (a) any transfers during the 90 days following the Closing or (b) thereafter, to any direct competitor of the Issuer or any activist shareholder, in each case subject to certain exceptions (including in sales through open market transactions). These restrictions generally terminate based on certain beneficial ownership thresholds, as further described in the Significant Stockholders Agreement.

Pursuant to the Significant Stockholder Agreement, the Reporting Persons and the Koch Stockholder are entitled, among other things, to certain rights to designate directors to the Board. Following the Closing, the Significant Stockholders Agreement provides (a) Getty Investments with the right to designate for nomination two individuals to the Board to serve in Class I and Class III, respectively, if the Reporting Persons beneficially own at least 12.5% of the voting power of the Issuer's securities, one individual to serve in either Class I or Class III if they beneficially own at least 5% but less than 12.5% of the voting power of the Issuer's securities, and no directors if they beneficially own less than 5% of the voting power of the Issuer's securities and (b) the Koch Investor with the right to designate for nomination one individual to the Board to serve in Class II if the Koch Investor beneficially owns at least 5% of the voting power of the Issuer's securities and no directors if the Koch Investor beneficially owns less than 5% of the voting power of the Issuer's securities. Additionally, for so long as Getty Investments is entitled to designate for nomination two individuals to the Board, it will be entitled to designate the Chairman of the Issuer's Board.

The foregoing description of the Significant Stockholder Agreement does not purport to be complete and is qualified in its entirety by the Significant Stockholder Agreement, a copy of which is filed as Exhibit 99.1 hereto and is incorporated by reference herein.

Letter Agreement

Concurrently with the execution of the Merger Agreement, on January 6, 2025, the Reporting Persons entered into a letter agreement with the Issuer (the "Letter Agreement"), pursuant to which, among other things: (a) the Reporting Persons agreed to (i) certain restrictions on transfers of their shares of Class A Common Stock and associated voting rights (subject to certain exceptions) until the Expiration Time (as defined below) and (ii) cooperate with the Issuer in connection with (A) the termination of the Stockholders Agreement, to be effective at Closing, and (B) seeking regulatory approvals required in connection with the Transactions, in each case, until the earliest to occur of (1) the Closing, (2) the valid termination of the Merger Agreement in accordance with its terms, (3) the mutual written consent of the Issuer and the Reporting Persons or (4) the time of any modification, waiver or amendment to any provision of the Merger Agreement that increases the amount, changes the form or type (or mix thereof) of, removes or reduces any restrictions or conditions on Shutterstock's stockholders' right to receive, or otherwise adversely affects the form, type or amount of, all or any portion of the merger consideration payable by or on behalf of the Issuer pursuant to the Merger Agreement (the "Expiration Time"); and (b) the Issuer agreed to reimburse the Reporting Persons for certain expenses incurred in connection with the Transactions, up to an aggregate cap of $400,000 (provided that such cap does not apply to expenses incurred in connection with litigation or regulatory approvals).

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

Registration Rights Agreement

Pursuant to the Merger Agreement, the Issuer has agreed to enter into an amendment (the "Amended and Restated Registration Rights Agreement") to the existing Registration Rights Agreement, dated as of July 22, 2022, by and among the Issuer, Getty Investments, Mr. Getty, the October 1993 Trust, the Options Settlement and the other stockholders party thereto. Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer will, within 90 days following the Closing, coordinate with the stockholders party to the Amended and Restated Registration Rights Agreement to complete an underwritten secondary offering of shares of Class A Common Stock beneficially owned by such stockholders.

The Reporting Persons beneficially own Class A Common Stock for investment purposes and in support of the strategic relationship between the Issuer and the Reporting Persons. Subject to the agreements described herein, the Reporting Persons intend to review on a continuing basis their investment in the Issuer and may from time to time increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

Consistent with their investment intent, the Reporting Persons may engage in communications with third parties, including, without limitation, one or more financing sources, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Statement is hereby amended and supplemented as follows:

See the cover page of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5 of the Original Statement is hereby amended and supplemented as follows:

Mr. Getty has shared voting power over (i) the 178,026,504 shares of Class A Common Stock held by Getty Investments through his position as a director of Getty Investments and (ii) the 5,089,413 and 464,085 shares of Class A Common Stock held by the October 1993 Trust and the Options Settlement, respectively, by virtue of his indirect ownership in such entities.
Transactions in the class effected during the past sixty days:
Item 5 of the Original Statement is hereby amended and supplemented as follows:

Except as described in this Amendment, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Item 5 of the Original Statement is hereby amended and supplemented as follows:

Under certain circumstances, partners or members of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Statement is hereby amended and supplemented as follows:

The responses to Item 4 of this Amendment are incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Significant Stockholders Agreement, dated as of January 6, 2025, by and among the Issuer, the Reporting Persons, the Koch Investor and Jonathan Oringer (incorporated by reference to Exhibit 10.2 of Getty Images Holdings, Inc.'s Current Report on Form 8-K, filed with the SEC on January 7, 2025).

99.2 Letter Agreement, dated as of January 6, 2025, by and among the Issuer and the Reporting Persons (incorporated by reference to Exhibit 10.3 of Getty Images Holdings, Inc.'s Current Report on Form 8-K, filed with the SEC on January 7, 2025).

## Signatures
- Getty Investments L.L.C.: /s/ Jan D. Moehl, Officer (01/08/2025)
- Cheyne Walk Master Fund 2 LP: /s/ Jan D. Moehl, By: Sutton Place GP LLC, as general partner, Jan D. Moehl, Chief Investment Officer (01/08/2025)
- Cheyne Walk Trust: /s/ Jan D. Moehl, By: Remainderman Ltd., its trustee, Jan D. Moehl, Chief Investment Officer (01/08/2025)
- The October 1993 Trust: /s/ Zoe Anderson, By: R&H Trust Co (Jersey) Limited, as trustee, Zoe Anderson, Director (01/08/2025)
- Mark Getty: /s/ Mark Getty, Mark Getty (01/08/2025)
- The Options Settlement: /s/ Zoe Anderson, By: R&H Trust Co (Jersey) Limited, as trustee, Zoe Anderson, Director (01/08/2025)